UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Report of 4Q 2014 Consolidated Results
2	4Q14 Consolidated Earnings Results Presentation

ITEM 1

Report of 4Q 2014
consolidated results
Information reported in Ps. billions(1) and under Colombian Banking GAAP
(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities registered in Colombia with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and in the United States of America with the United States Securities and Exchange Commission. Accordingly, it is subject to the control of the Colombian Superintendency of Finance and to compliance with applicable U.S. securities regulation as a “foreign private issuer“ under Rule 405 of the U.S. Securities Act of 1933 and Rule 3b-4 of the U.S. Securities Exchange Act of 1934. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.” Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. Our Colombian Banking GAAP consolidated financial statements are not reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP (as defined below). Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005 or “Colombian GAAP”, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20-F annual reports with the SEC, we may from time to time publish semiannual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or “U.S. GAAP”. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP.

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

This presentation does not constitute an offer of or a solicitation to participate in an offering of securities for sale in any jurisdiction, including the United States.

Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Bogotá, April 8th, 2014. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps. 413.7 billion for 4Q14. Attributable net income for 2014 came in at 1,668.7 billion. As of December 31, 2014 total assets for Grupo Aval were Ps. 177.6 trillion, total liabilities excluding minority interest totaled Ps. 155.1 trillion and total shareholders’ equity plus minority interest totaled Ps. 22.5 trillion.

Grupo Aval financials for 4Q14 show the following general results:

✓	Robust 4.6% GDP growth in Colombia during 2014, despite a slowdown in the last quarter of the year;

✓	Positive GDP growth expectations for Central America due to the US economic recovery and lower oil prices;

✓
Strong loan portfolio growth (16.8% YoY and 8.0% QoQ) based on the significant organic growth of our Colombian and Central American operations, further boosted by the depreciation of the Colombian Peso;

✓	Stable asset quality when compared to 3Q14 with NPLs at 1.9% and with PDLs improving from 2.7% in 3Q14 to 2.6% in 4Q14;

✓	Stable and low cost funding structure with deposits representing 78% of total funding and checking and saving accounts representing 62% of total deposits;

✓	Slight improvement of the Loan portfolio’s Net Interest Margin to 6.9% in 4Q14 up from 6.8% in 3Q14;

✓	Improving efficiency ratio on a cost to income basis (52.9% in 4Q14 from 53.7% in 4Q13), and on an operational expenses to average total assets basis (3.8% for 4Q14 from 4.1% for 4Q13).

✓	Improving tangible capital ratio to 9.8% in December 31, 2014 up from 8.9% in December 31, 2013 mainly as a result of Grupo Aval’s NYSE debut.

✓	Net income for 2014 of Ps. 1.7 trillion; average outstanding shares increased by 12.3% while EPS dropped by 7.5%.

Other corporate matters to report

✓
Grupo Aval used most of the Ps. 2.5 trillion (USD 1.265 billion) of capital raised between September and October 2014 to increase its ownership in Banco de Bogotá (Ps. 1,201.4 billion) through their rights offering and purchase shares of Corficolombiana from Banco de Occidente on December 17, 2014 (Ps. 769.5 billon).

✓
The Colombian Peso had a strong depreciation in the period (24.2% vs. EoP December 31, 2013 and 18.3% vs. EoP September 30, 2014) which positively impacted the growth of our Central American operations when translated into Colombian Pesos. In the following report, calculations of growth excluding the depreciation of the Colombian Peso use the exchange rate as of December 31, 2014 to translate our Central American operations for all periods.

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A. Financial Statements in Colombian Banking GAAP Quarterly Consolidated Balance Sheet Information in Ps. Billions

	4Q13	3Q14	4Q14	Change
Balance Sheet				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Cash and cash equivalents	16,096.6	21,372.5	18,693.5	-12.5%	16.1%
Investment securities, net	27,298.6	27,317.5	28,591.0	4.7%	4.7%
Loans and financial leases, net	93,440.8	101,172.3	109,342.4	8.1%	17.0%
Goodwill, net	4,968.0	5,036.0	5,626.7	11.7%	13.3%
Other assets, net	9,069.7	10,251.9	11,501.1	12.2%	26.8%
Reappraisal of assets	3,413.7	3,628.4	3,860.0	6.4%	13.1%

Total assets	154,287.4	168,778.5	177,614.7	5.2%	15.1%

Total deposits	101,190.4	108,806.4	114,392.2	5.1%	13.0%
Other funding	28,478.6	30,562.7	31,996.1	4.7%	12.4%
Derivatives	226.1	605.0	1,681.5	178.0%	643.7%
Other liabilities	6,191.8	7,605.9	7,080.0	-6.9%	14.3%

Total liabilites excl. minority interest	136,086.9	147,580.0	155,149.8	5.1%	14.0%

Minority interest	6,472.2	6,798.2	7,368.2	8.4%	13.8%
Shareholders' equity	11,728.2	14,400.3	15,096.6	4.8%	28.7%
Total Liabilities, shareholders' equity and minority interest	154,287.4	168,778.5	177,614.7	5.2%	15.1%

INCOME STATEMENT
Total interest income	2,727.8	2,994.4	3,121.1	4.2%	14.4%
Interest expense	(954.7)	(1,112.6)	(1,168.4)	5.0%	22.4%

Net interest income	1,773.1	1,881.8	1,952.7	3.8%	10.1%

Total provisions, net	(340.0)	(391.6)	(486.8)	24.3%	43.2%
Fees and other services income, net	762.7	768.5	850.1	10.6%	11.5%
Other operating income	239.7	328.2	306.8	-6.5%	28.0%
Operating expenses	(1,596.9)	(1,610.8)	(1,788.4)	11.0%	12.0%
Non-operating income/(expense), net	48.1	66.2	91.8	38.7%	90.9%

Income before income tax expense and non- controlling interest	886.7	1,042.3	926.3	-11.1%	4.5%
Income tax expense	(329.2)	(322.6)	(353.4)	9.6%	7.4%
Net Income before minority interest	557.5	719.6	572.8	-20.4%	2.8%
Income attributable to minority Interest	(195.0)	(283.9)	(159.2)	-43.9%	-18.4%
Net Income attributable to Grupo Aval shareholders	362.4	435.7	413.7	-5.1%	14.1%

Key ratios	4Q13	3Q14	4Q14	2013	2014
NIM (1)	6.0%	5.8%	5.7%	6.2%	5.8%
Efficiency ratio (2)	53.7%	49.5%	52.9%	50.4%	51.0%
ROAA (3)	1.5%	1.8%	1.3%	1.9%	1.6%
ROAE (4)	14.8%	13.4%	11.5%	17.0%	13.0%

30 days PDL / Total loans	2.4%	2.7%	2.6%	2.4%	2.6%
Provision expense / Average loans (5)	1.5%	1.5%	1.8%	1.5%	1.5%
Allowance / PDL	133.3%	115.0%	117.1%	133.3%	117.1%
Allowance / Total loans	3.2%	3.1%	3.0%	3.2%	3.0%
Charge offs / Average loans (5)	1.1%	1.3%	1.4%	1.1%	1.3%

Total loans, net / Total assets	60.6%	59.9%	61.6%	60.6%	61.6%
Deposits / Total loans, net	108.3%	107.5%	104.6%	108.3%	104.6%
Equity + Min. interest / Assets	11.8%	12.6%	12.6%	11.8%	12.6%
Tangible equity ratio (6)	8.9%	9.9%	9.8%	8.9%	9.8%
Shares outstanding (EoP)	20,178,287,315	22,036,572,719	22,281,017,159	20,178,287,315	22,281,017,159
Shares outstanding (Average)	18,772,832,829	20,513,223,292	22,278,360,154	18,607,487,293	20,897,356,358
Common share price (EoP)	1,295	1,380	1,305	1,295	1,305
Preferred share price (EoP)	1,275	1,390	1,280	1,275	1,280
BV/ EoP shares in Ps.	581.2	653.5	677.6	581.2	677.6
EPS	19.3	21.2	18.6	86.0	79.9
P/E (7)	16.5	16.4	17.2	14.8	16.0
P/BV (7)	2.2	2.1	1.9	2.2	1.9
(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter. (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1. Assets

Total assets as of December 31, 2014 totaled Ps. 177,614.7 billion showing an increase of 15.1% versus December 31, 2013 and one of 5.2% versus September 30, 2014. Growth in assets was mainly driven by a 17.0% year over year growth in Net Loans and Financial Leases to Ps. 109,342.4 billion. When excluding the effect of the Colombian Peso (Ps.) depreciation of the period, assets growth would have been 9.1% versus December 31, 2013 and 1.1% versus September 30, 2014 and Net Loans and Financial Leases growth 11.2% and 3.9%, respectively.

1.1 Loans and Financial Leases

Total Gross Loans and Financial Leases increased by 16.8% between December 31, 2013 and December 31, 2014 to Ps. 112,756.1 billion (11.1% excluding Ps. depreciation effect) driven by (i) a 14.4% increase in Commercial loans to Ps. 62,764.8 billion (10.3% excluding Ps. depreciation effect), (ii) a 19.3 % increase in Consumer loans to Ps. 33,166.4 billion (12.3% excluding Ps. depreciation effect), (iii) a 38.6% increase in Mortgage loans to Ps. 9,034.7 billion (18.2% excluding Ps. depreciation effect) and (iv) a 6.3% increase in Financial Leases to Ps. 7,438.4 billion (5.0% excluding Ps. depreciation effect).

	4Q13	3Q14	4Q14	Change
Commercial				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
General purpose loans	39,532.9	43,963.8	46,543.0	5.9%	17.7%
Loans funded by development banks	1,658.4	1,887.2	1,974.0	4.6%	19.0%
Working capital loans	13,001.3	11,932.1	13,468.6	12.9%	3.6%
Credit cards	315.3	382.6	381.4	-0.3%	21.0%
Overdrafts	347.7	462.3	397.8	-13.9%	14.4%
Total commercial	54,855.6	58,627.9	62,764.8	7.1%	14.4%

Consumer
Credit cards	6,797.9	7,510.3	8,749.0	16.5%	28.7%
Personal loans	17,523.1	19,070.0	20,120.8	5.5%	14.8%
Automobile and vehicle loans	3,257.1	3,636.2	4,056.2	11.5%	24.5%
Other	223.1	248.3	240.4	-3.2%	7.8%
Total consumer	27,801.3	30,464.8	33,166.4	8.9%	19.3%

Microcredit	341.9	348.1	351.8	1.1%	2.9%
Financial leases	6,995.0	7,250.7	7,438.4	2.6%	6.3%
Mortgages	6,520.1	7,692.6	9,034.7	17.4%	38.6%
Total loans, gross	96,513.8	104,384.1	112,756.1	8.0%	16.8%
Allowance for loan losses	(3,073.0)	(3,211.8)	(3,413.7)	6.3%	11.1%
Total loans, net	93,440.8	101,172.3	109,342.4	8.1%	17.0%

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of December 31, 2014, 63.3% of the gross loan portfolio was generated at Banco de Bogotá, 18.8% at Banco de Occidente, 11.6% at Banco Popular and 6.3% at Banco AV Villas. As of 4Q13, moment in which the acquisitions in Central America (Grupo Reformador and BBVA Panama, now known as Banco BAC de Panama) were consolidated, 60.3% was generated at Banco de Bogotá, 20.4% at Banco de Occidente, 12.5% at Banco Popular and 6.8% at Banco AV Villas.

Gross Loans / Bank ($)	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Banco de Bogotá	58,221.8	64,297.0	71,340.5	11.0%	22.5%
Local	37,567.6	41,763.8	43,586.5	4.4%	16.0%
Central America	20,654.2	22,533.2	27,753.9	23.2%	34.4%
Banco de Occidente	19,647.7	20,610.4	21,229.3	3.0%	8.0%
Banco Popular	12,090.8	12,716.2	13,072.0	2.8%	8.1%
Banco AV Villas	6,588.0	7,095.0	7,146.8	0.7%	8.5%
Eliminations	(34.4)	(334.5)	(32.5)	-90.3%	-5.6%
Total Grupo Aval	96,513.8	104,384.1	112,756.1	8.0%	16.8%

Gross Loans / Bank (%)	4Q13	3Q14	4Q14

Banco de Bogotá	60.3%	61.6%	63.3%
Local	38.9%	40.0%	38.7%
Central America	21.4%	21.6%	24.6%
Banco de Occidente	20.4%	19.7%	18.8%
Banco Popular	12.5%	12.2%	11.6%
Banco AV Villas	6.8%	6.8%	6.3%
Eliminations	0.0%	-0.3%	0.0%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of the total of Grupo Aval’s loans, 75.4% are domestic and 24.6% are foreign (reflecting the Central American operations). Total foreign loans grew 34.4% during the past 12 months and increased by 23.2% in the quarter. The growth in our Central American operations is partly attributable to the effect of the Colombian Peso’s depreciation (24.2% vs. 4Q13 and 18.3% vs. 3Q14); excluding the effect of the Ps. depreciation yearly and quarterly growth for our Central American operations would have been 8.2% and 4.1%, respectively.

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3 Q 14	4Q 14 vs. 4Q 13
Domestic
Commercial	46,343.3	49,545.6	51,563.5	4.1%	11.3%
Consumer	20,670.5	22,529.1	23,266.3	3.3%	12.6%
Microcredit	341.9	348.1	351.8	1.1%	2.9%
Financial Leases	6,624.1	6,826.7	6,915.0	1.3%	4.4%
Mortgages	1,879.9	2,601.4	2,905.6	11.7%	54.6%
Total Domestic Loans	75,859.7	81,850.9	85,002.1	3.9%	12.1%
Foreign
Commercial	8,512.3	9,082.3	11,201.3	23.3%	31.6%
Consumer	7,130.8	7,935.7	9,900.1	24.8%	38.8%
Microcredit	-	-	-	-	-
Financial Leases	370.8	424.0	523.4	23.4%	41.1%
Mortgages	4,640.2	5,091.2	6,129.1	20.4%	32.1%
Total Foreign Loans	20,654.2	22,533.2	27,753.9	23.2%	34.4%
Total Loans, Gross	96,513.8	104,384.1	112,756.1	8.0%	16.8%

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

The ratio of 30 days PDL to Total Loans improved to 2.6% in 4Q14 from 2.7% in 3Q14 after showing a mild deterioration from the 2.4% registered in 4Q13. The ratio of NPL to Total Loans was 1.9% for both 4Q14 and 3Q14 and 1.8% in 4Q13. On the other hand, the ratio of CDE Loans to Total Loans increased to 4.0% in 4Q14 versus 3.7% in 3Q14, due to the adoption of Colombian Banking GAAP risk and scoring models by Banco BAC de Panama (formerly known as BBVA Panama) and Banco Reformador.

During 4Q14 Grupo Aval’s coverage of its non-performing loans and financial leases was as follows: Allowance to CDE Loans of 0.7x and Allowance to 30 days PDL of 1.2x. Loans and Financial Leases provision expense, net of reversals to average Total Loans was 1.8% in 4Q14 versus 1.5% in 3Q14 and 4Q13. Charge offs to average total loans was 1.4% in 4Q14, 1.3% in 3Q14 and 1.1% in 4Q13.

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
"A" normal risk	90,466.1	97,748.7	105,185.8	7.6%	16.3%
"B" acceptable risk	2,649.7	2,761.2	3,012.4	9.1%	13.7%
"C" appreciable risk	1,703.3	2,037.1	2,604.5	27.9%	52.9%
"D" significant risk	1,056.5	1,205.9	1,294.6	7.4%	22.5%
"E" unrecoverable	638.2	631.2	658.8	4.4%	3.2%
Total Loans	96,513.8	104,384.1	112,756.1	8.0%	16.8%

CDE Loans	3,398.0	3,874.2	4,557.9
30 Days Past Due Loans	2,305.0	2,794.1	2,914.9
Non Performing Loans(1)	1,713.8	1,962.2	2,092.8

CDE loans / Total loans	3.5%	3.7%	4.0%
PDL/ Total loans	2.4%	2.7%	2.6%
NPL/ Total loans	1.8%	1.9%	1.9%

Allowance/ CDE loans	0.9	0.8	0.7
Allowance/ PDL	1.3	1.1	1.2
Allowance/ NPL	1.8	1.6	1.6
Allowance/ Total loans	3.2%	3.1%	3.0%

Provision expense, net / CDE loans	0.4	0.4	0.4
Provision expense, net / PDL	0.6	0.6	0.7
Provision expense, net / NPL	0.8	0.8	0.9
Provision expense, net / Average total loans	1.5%	1.5%	1.8%

Charge Off / Average total loans	1.1%	1.3%	1.4%

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 4.7% to Ps. 28,591.0 billion between December 31, 2013 and December 31, 2014 and by 4.7% versus September 30, 2014. Ps. 24,525.1 billion of our total gross portfolio is invested in debt securities, which grew by 4.0% between December 31, 2013 and December 31, 2014 and Ps. 4.070.4 billion of total gross investment securities is invested in equity securities, which grew by 9.1% between December 31, 2013 and December 31, 2014.

The average yield on investment securities was 4.3% in 4Q14, 5.1% in 3Q14 and 4.7% in 4Q13. This, explained partly due to our banks’ strategy to reduce the exposure to mark-to-market investments in the trading category (14.1% of fixed income investments in 4Q14 vs. 25.8% in 4Q13).

	4Q13	3Q14	4Q14	Change
Investment securities				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Trading	6,093.8	3,275.4	3,456.8	5.5%	-43.3%
Available for sale	14,132.5	16,813.8	18,010.7	7.1%	27.4%
Held to maturity	3,348.4	3,049.8	3,057.6	0.3%	-8.7%
Total debt securities	23,574.7	23,139.0	24,525.1	6.0%	4.0%

Trading	1,424.0	1,743.3	1,597.8	-8.3%	12.2%
Available for sale	2,306.6	2,443.2	2,472.5	1.2%	7.2%
Total equity securities	3,730.6	4,186.5	4,070.4	-2.8%	9.1%
Allowance for investment securities	(6.7)	(8.0)	(4.5)	-44.1%	-33.2%
Investment securities, net	27,298.6	27,317.5	28,591.0	4.7%	4.7%

	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total
4Q13
Fixed income securities, net:
COP denominated	4,315.0	7,863.7	3,624.7	1,194.0	16,997.4
USD denominated	2,046.2	2,342.1	2,121.4	65.0	6,574.7
Total fixed income securities, net	6,361.1	10,205.8	5,746.2	1,259.0	23,572.1
(% of total fixed income sec.)	27.0%	43.3%	24.4%	5.3%
Equity securities, net					3,726.5
Total investment securities					27,298.6

3Q14
Fixed income securities, net:
COP denominated	3,408.4	7,755.0	4,785.8	317.6	16,266.8
USD denominated	1,901.6	2,923.2	2,026.1	21.0	6,871.9
Total fixed income securities, net	5,310.0	10,678.2	6,812.0	338.5	23,138.7
(% of total fixed income sec.)	22.9%	46.1%	29.4%	1.5%
Equity securities, net					4,178.7
Total investment securities					27,317.5

4Q14
Fixed income securities, net:
COP denominated	4,110.8	5,661.6	5,849.9	535.0	16,157.3
USD denominated	2,083.8	3,791.6	2,483.9	8.1	8,367.5
Total fixed income securities, net	6,194.6	9,453.2	8,333.8	543.1	24,524.8
(% of total fixed income sec.)	25.3%	38.5%	34.0%	2.2%
Equity securities, net					4,066.2
Total investment securities					28,591.0

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of December 31, 2014, Cash and cash equivalents totaled a balance of Ps. 18,693.5 billion showing an increase of 16.1% versus December 31, 2013 and a decrease of 12.5% versus 3Q14 (6.2% and -17.1% excluding Ps. depreciation effect).

1.4 Goodwill

Goodwill as of December 31, 2014 was Ps. 5,626.7 billion, increasing by 13.3% versus December 31, 2013 and increasing by 11.7% versus September 30, 2014 (-1.3% and 0.3% excluding Ps. depreciation effect). The increase was primarily attributable to a) the goodwill generated in the acquisitions of minority interests of Banco de Bogotá and Banco de Occidente, and b) the impact of the peso depreciation on the goodwill generated in the acquisitions of Banco Reformador, Transcom Bank and BBVA Panama (now known as Banco BAC de Panama).

	4Q13	3Q14	4Q14	Change
Goodwill				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Megabanco acquisition	465.9	450.3	441.1	-2.0%	-5.3%
Banco de Bogotá, Occidente, Popular and AV Villas acquisitions	776.8	776.0	835.0	7.6%	7.5%
Banco Aliadas and Banco Unión acquisitions	22.7	21.5	21.1	-2.0%	-7.3%
Intrex acquisition (recorded into Banco de Bogotá S.A. trough Corficolombiana)	124.4	121.2	120.2	-0.8%	-3.4%
Proyectos de Infraestructura and Hoteles Estelar’s acquisitions	7.5	7.3	7.2	-1.0%	-3.8%
BAC Credomatic GEFC Inc. acquisition	1,888.2	1,946.7	2,282.7	17.3%	20.9%
Banco BBVA Panamá acquisition	612.3	636.6	748.6	17.6%	22.3%
Banco Reformador acquisition (Part of Grupo fin. Reformador)	437.1	456.1	536.3	17.6%	22.7%
Transcom Ltd acquisition (Part of Grupo fin. Reformador)	82.9	85.6	100.7	17.6%	21.4%
Increase in shares of Corficolombiana	10.0	9.8	9.7	-0.9%	-2.5%
AFP Horizonte Pensiones y Censantías S.A. acquisition	540.1	524.9	524.1	-0.2%	-3.0%
Total Goodwill, net	4,968.0	5,036.0	5,626.7	11.7%	13.3%

2. Liabilities excluding Minority Interest

As of December 31, 2014 and as of September 30, 2014 funding represented 94% of total liabilities excluding minority interest and accounts payable and other liabilities represented 6%. This composition for 4Q13 was 95% and 5%, respectively.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 146,388.3 billion as of December 31, 2014 showing an increase of 12.9% versus December 31, 2013 and one of 5.0% versus September 30, 2014 (7.1% and 1.0% excluding Ps. depreciation effect). Total deposits represented 78% of total funding for 4Q14, 3Q14 and 4Q13. Average cost of funds was 3.3% in 4Q14 and 3Q14, and 3.1% in 4Q13.

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.1 Deposits

Total Deposits grew by 13.0% to Ps. 114,392.2 billion between December 31, 2013 and December 31, 2014 and by 5.1% between September 30, 2014 and December 31, 2014 (7.6% and 1.3% excluding Ps. depreciation effect). As of December 31, 2014, interest bearing deposits contributed with 85% of the total deposits, and grew by 13.8% versus December 31, 2013, and 2.5% versus September 30, 2014 (7.9% and -1.4% excluding Ps. depreciation effect). Non-interest bearing deposits contributed with 15% of total deposits and grew by 9.0% versus December 31, 2013 and decreased by 23.6% versus September 30, 2014 (6.0% and 20.3% excluding Ps. depreciation effect).

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Deposits:
Checking accounts	14,555.6	12,903.6	15,598.6	20.9%	7.2%
Other	1,087.9	900.9	1,459.8	62.0%	34.2%
Non-interest bearing	15,643.5	13,804.5	17,058.4	23.6%	9.0%
Checking accounts	10,328.1	11,479.8	13,192.2	14.9%	27.7%
Time deposits	32,739.2	38,813.1	41,858.6	7.8%	27.9%
Saving deposits	42,479.6	44,708.9	42,283.1	-5.4%	-0.5%
Interest bearing	85,546.9	95,001.9	97,333.8	2.5%	13.8%
Total Deposits	101,190.4	108,806.4	114,392.2	5.1%	13.0%

Of our total deposits as of December 31, 2014, checking accounts represented 25.2%, time deposits 36.6%, saving accounts 37.0% and other deposits 1.3%.

As of December 31, 2014, deposits contributed by Banco de Bogotá represented 65.0% of total deposits, by Banco de Occidente 20.4%, by Banco Popular 9.2%, and by Banco AV Villas 7.4%. Eliminations accounted for 2.0% of Total Deposits. Local Deposits accounted for 76% and foreign Deposits accounted for 24%.

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Deposits / Bank ($)
Banco de Bogotá	64,093.8	71,459.3	74,302.8	4.0%	15.9%
Local	42,895.6	48,985.6	46,788.3	-4.5%	9.1%
Central America	21,198.2	22,473.7	27,514.5	22.4%	29.8%
Banco de Occidente	19,899.8	22,433.4	23,324.0	4.0%	17.2%
Banco Popular	11,217.1	11,019.9	10,561.9	-4.2%	-5.8%
Banco AV Villas	7,602.0	8,132.4	8,440.7	3.8%	11.0%
Eliminations	(1,622.3)	(4,238.7)	(2,237.2)	-47.2%	37.9%
Total Grupo Aval	101,190.4	108,806.4	114,392.2	5.1%	13.0%

Deposits / Bank (%)

Banco de Bogotá	63.3%	65.7%	65.0%
Local	42.4%	45.0%	40.9%
Central America	20.9%	20.7%	24.1%
Banco de Occidente	19.7%	20.6%	20.4%
Banco Popular	11.1%	10.1%	9.2%
Banco AV Villas	7.5%	7.5%	7.4%
Eliminations	-1.6%	-3.9%	-2.0%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.2 Borrowings from Banks and Other

As of December 31, 2014, borrowings from banks and other totaled Ps. 14,555.1 billion, showing an increase of 21.8% versus December 31, 2013 and an increase of 20.8% versus September 30, 2014. However, excluding the effect of the peso depreciation, borrowings from banks and other grew 6.2% versus 4Q13 and 8.9% versus 3Q14.

2.1.3 Bonds

Total bonds as of December 31, 2014 totaled Ps. 12,541.0 billion showing an increase of 12.2% versus December 31, 2013 and an increase of 9.4% versus September 30, 2014. Excluding the effect of the peso depreciation, growth was 10.9% and 8.3%, respectively.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of December 31, 2014 Minority Interest was Ps. 7,368.2 billion which increased by 13.8% versus December 31, 2013. Total Minority Interest decreased from 35.6% of Total Equity plus Minority Interest for December 31, 2013 to 32.8% for December 31, 2014, reflecting the increase in direct ownership in Banco de Bogotá, Banco de Occidente and Corficolombiana. Total Minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

	4Q13	3Q14	4Q14	Change (bps)
Direct ownership				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Banco de Bogotá (1)	67.6%	67.8%	68.7%	89	109
Banco de Occidente (2)	72.2%	72.2%	72.2%	-	8
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (3)	67.6%	67.8%	68.7%	89	109
Porvenir (4)	75.2%	75.2%	75.7%	46	46
Corficolombiana (5)	40.9%	41.2%	44.3%	309	337

(1) Grupo Aval's ownership in Banco de Bogotá increased both through open market transactions along the year and the rights issuance held between November and December, 2014; (2) Our ownership in Banco de Occidente increased due to the purchase of common shares in the open market between January and March, 2014; (3) BAC Credomatic is fully owned by Banco de Bogotá, as such, the increase in Grupo Aval's total ownership is explained by the rise in our ownership in Banco de Bogotá; (4) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (5) Grupo Aval increased its direct ownership in Corficolombiana through the acquisition of 20.008.260 common shares (9.3% of shares outstanding) of Corficolombiana from Banco de Occidente in December 17, 2014.

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31, 2014 was Ps. 15,096.6 billion showing an increase of 28.7% versus December 31, 2013, mainly attributable to the issuance of 1,629,629,620 preferred shares in the form of ADR’s in the New York Stock Exchange equivalent to Ps. 2,425.1 billion.

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Subscribed and paid in capital
Common and preferred shares	20.2	22.0	22.3	1.1%	10.4%
Additional paid in capital	5,784.5	8,194.8	8,504.7	3.8%	47.0%
Retained earnings	4,340.4	4,406.7	4,817.3	9.3%	11.0%
Equity surplus	1,583.2	1,776.8	1,752.3	-1.4%	10.7%
Equity inflation adjustments	652.2	652.1	652.1	0.0%	0.0%
Reappraisal of assets	1,454.5	1,541.5	1,644.1	6.7%	13.0%
Unrealized net gains on available for sale	(523.6)	(416.8)	(543.9)	30.5%	3.9%
Shareholders' equity	11,728.2	14,400.3	15,096.6	4.8%	28.7%

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 4Q14 of Ps. 413.7 billion increased 14.1% versus 4Q13 and decreased 5.1% versus 3Q14. The increase versus 4Q13 is mainly explained by a 10.1% rise in net interest income, fees and other services income, net increasing 11.5%, higher other operating and non operating income and a decrease of 18.4% in minority interest; that were partly offset by a 12% increase in operating expenses, a 43.2% higher net provision expense and a 7.4% rise in income tax expense.

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Total interest income	2,727.8	2,994.4	3,121.1	4.2%	14.4%
Interest expense	(954.7)	(1,112.6)	(1,168.4)	5.0%	22.4%

Net interest income	1,773.1	1,881.8	1,952.7	3.8%	10.1%

Total provisions, net	(340.0)	(391.6)	(486.8)	24.3%	43.2%
Fees and other services income, net	762.7	768.5	850.1	10.6%	11.5%
Other operating income	239.7	328.2	306.8	-6.5%	28.0%
Operating expenses	(1,596.9)	(1,610.8)	(1,788.4)	11.0%	12.0%
Non-operating income/(expense), net	48.1	66.2	91.8	38.7%	90.9%

Income before income tax expense and non- controlling interest	886.7	1,042.3	926.3	-11.1%	4.5%
Income tax expense	(329.2)	(322.6)	(353.4)	9.6%	7.4%
Net Income before minority interest	557.5	719.6	572.8	-20.4%	2.8%
Income attributable to minority interest	(195.0)	(283.9)	(159.2)	-43.9%	-18.4%
Net income attributable to Grupo Aval shareholders	362.4	435.7	413.7	-5.1%	14.1%

1. Net Interest Income

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Interest income:
Interest on loans	2,209.4	2,413.9	2,586.6	7.2%	17.1%
Interest on investment securities	311.0	358.8	300.6	-16.2%	-3.3%
Interbank and overnight funds	41.9	49.9	57.3	14.8%	36.8%
Financial leases	165.6	171.8	176.6	2.8%	6.6%
Total interest income	2,727.8	2,994.4	3,121.1	4.2%	14.4%
Interest expense:
Checking accounts	(37.0)	(44.7)	(44.3)	-1.0%	19.6%
Time deposits	(325.6)	(407.5)	(466.0)	14.4%	43.1%
Saving deposits	(298.0)	(347.8)	(327.1)	-5.9%	9.8%
Total interest expense on deposits	(660.6)	(800.0)	(837.4)	4.7%	26.8%
Interbank and overnight funds (expenses)	(42.9)	(51.0)	(46.3)	-9.2%	7.8%
Borrowings from banks and others	(99.3)	(95.0)	(106.0)	11.7%	6.8%
Bonds	(151.8)	(166.6)	(178.6)	7.2%	17.6%
Total interest expense	(954.7)	(1,112.6)	(1,168.4)	5.0%	22.4%

Net interest income	1,773.1	1,881.8	1,952.7	3.8%	10.1%

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 10.1% to Ps. 1,952.7 for 4Q14 versus 4Q13 and increased by 3.8% versus 3Q14. The main reasons for the increase versus 3Q14 were:

•  A 4.2% increase in interest income derived from a 6.9% increase in interest income from loans and financial leases and a 14.8% rise in interest income from interbank and overnight funds, that were partially offset by a 16.2% decrease in interest income from investment securities.

•  Offsetting the increase in interest income described above was a 5.0% increase in increase in interest expense derived from a 4.7% increase in interests paid on deposits and a 5.9% in interests paid on other funding.

Our Net Interest Margin was 5.7% for 4Q14, down from 5.8% in 3Q14 and 6.0% in 4Q13. Net Interest Margin on Loans picked up from 6.8% in 3Q14 to 6.9% in 4Q14, although it remained lower than the 7.3% in 4Q13. On the other hand, our Net Investments Margin was 1.3% in 4Q14 versus 1.9% in 3Q14 and 1.6% in 4Q13.

2. Provision expense, net

Our total net provision expense increased by 43.2% to Ps. 486.8 billion for 4Q14 versus 4Q13 and by 24.3% versus 3Q14. This increase was attributable to higher net provisions for loan and financial lease losses, accrued interest and other receivables, which in turn was driven by strong growth in the consumer loan portfolio, which requires more provision expenses than the commercial portfolio. Having said so, the value of net provisions for loan and financial lease losses for 4Q14 was affected by the adoption of Colombian Banking GAAP risk and scoring models both by Banco BAC de Panama (formerly BBVA Panama) and Banco Reformador.

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(368.8)	(430.4)	(523.2)	21.6%	41.9%
Recovery of charged-off assets	36.4	52.1	51.6	-0.9%	41.9%
Provision for investment securities, foreclosed assets and other assets	(14.1)	(21.5)	(23.3)	8.1%	65.4%
Recovery of provisions for investments securities, foreclosed assets and other assets	6.5	8.2	8.1	-1.9%	24.1%
Total provisions, net	(340.0)	(391.6)	(486.8)	24.3%	43.2%

Our annualized net provision expense to average loans was 1.8% for 4Q14 versus 1.5% for both 3Q14 and 4Q13.

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net increased by 15.4% to Ps. 1,156.9 for 4Q14 versus 4Q13 and increased by 5.5% in the quarter. Total fees and other services income, net increased by 11.5% to Ps. 850.1 billion in 4Q14 versus 4Q13 and by 10.6% in the quarter.

Total other operating income increased by 28.0% to Ps. 306.8 versus 4Q13, although 6.5% lower than in 3T14. Our results in this line tend to be lower in the fourth quarter since dividends are received mainly in the first and third quarters.

	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Fees and other services income:
Commissions from banking services	419.1	438.1	491.3	12.1%	17.2%
Branch network services	7.2	8.0	8.6	7.8%	19.0%
Credit card merchant fees	123.5	108.1	132.1	22.2%	7.0%
Checking fees	16.8	16.5	16.4	-0.7%	-2.7%
Warehouse services	53.0	49.9	51.4	3.0%	-3.1%
Fiduciary activities	51.0	54.4	53.6	-1.5%	5.2%
Pension plan management	183.6	186.9	192.1	2.8%	4.6%
Other	49.4	53.0	65.8	24.2%	33.3%
Total fees and other services income	903.7	914.8	1,011.2	10.5%	11.9%
Fees and other services expenses	(141.0)	(146.3)	(161.1)	10.1%	14.3%
Fees and other services income, net	762.7	768.5	850.1	10.6%	11.5%

Other operating income:
Foreign exchange (losses) gains, net	64.6	342.0	1,007.0	194.4%	1458.3%
Gains (losses) on derivative operations, net	8.3	(249.5)	(927.4)	271.7%	-11310.6%
Gains on sales of investments in equity securities, net	4.1	1.7	20.2	1085.0%	392.0%
Dividend income	11.8	102.8	61.1	-40.5%	416.9%
Other	27.5	44.2	37.1	-16.2%	34.7%
Income from non-financial sector, net	123.4	87.0	108.8	25.1%	-11.8%
Total other operating income	239.7	328.2	306.8	-6.5%	28.0%
Total fee income and other op. income, net	1,002.4	1,096.7	1,156.9	5.5%	15.4%

4. Operating Expenses

Total operating expenses for 4Q14 of Ps. 1788.4 billion increased by 11.0% versus 3Q14 and by 12.0% versus 4Q13. Our efficiency ratio in a cost to income basis was 52.9% in 4Q14 improving from 53.7% in 4Q13 and showing a slight deterioration when compared to 3Q14’s 49.5%. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets 3.8% for 4Q14 versus 4.1% in 4Q13 and 3.6% in 3Q14.

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 4Q14, Minority Interest in the income statement was Ps. 159.2 billion, showing an decrease of 18.4% versus 4Q13 and of 43.9% versus 3Q14. The ratio of Minority Interest to income before Minority Interest was 27.8% in 4Q14, 35.0% in 4Q13 and 39.5% in 3Q14.

It is important to highlight that Grupo Aval’s direct ownership in Banco de Bogotá increased from 67.6% in December 31, 2013 and 67.8% in September 30, 2014 to 68.7% on December 31, 2014 through the bank’s rights offering during November and part of December, and through open market purchases along 2014. However, the full benefit of the increase in ownership was not entirely reflected in Grupo Aval’s financials due to the timing of the rights offering. In any event in which Grupo Aval increases its stake in Banco de Bogotá, it increases its indirect ownership in Corficolombiana, Porvenir and Leasing Bogotá Panamá.

Also contributing to the decrease in minority interest was the acquisition of common shares of Corficolombiana from Banco de Occidente during December 2014, which enabled Grupo Aval to increase its direct and indirect ownership from 40.9% in December 31, 2013 to 44.3% in December 31, 2014. However, since the transaction was finalized on December 17, 2014, the full benefit of the increase in ownership was not entirely reflected in Grupo Aval’s financials.

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Report of 4Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Vice President of Financial Planning and Investor Relations
Tel: +571 241 9700 x3600
E-mail: turibe@grupoaval.com

Carolina Bustamante Moreno
Director of Investor Relations
Tel: +571 241 9700 x3295
E-mail: dbustamante@grupoaval.com

15/17

Grupo Aval Acciones y Valores S.A. Financial Statements in Colombian Banking GAAP Consolidated Balance Sheet GAAP Information in Ps. Billions
	4Q13	3Q14	4Q14	Change
				4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Cash and cash equivalents:
Cash and due from banks	13,309.6	18,907.6	16,843.1	-10.9%	26.5%
Interbank and overnight funds	2,787.0	2,464.9	1,850.3	-24.9%	-33.6%
Cash and cash equivalents	16,096.6	21,372.5	18,693.5	-12.5%	16.1%

Investment securities
Trading	6,093.8	3,275.4	3,456.8	5.5%	-43.3%
Available for sale	14,132.5	16,813.8	18,010.7	7.1%	27.4%
Held to maturity	3,348.4	3,049.8	3,057.6	0.3%	-8.7%
Total debt securities	23,574.7	23,139.0	24,525.1	6.0%	4.0%

Trading	1,424.0	1,743.3	1,597.8	-8.3%	12.2%
Available for sale	2,306.6	2,443.2	2,472.5	1.2%	7.2%
Total equity securities	3,730.6	4,186.5	4,070.4	-2.8%	9.1%
Allowance for investment securities	(6.7)	(8.0)	(4.5)	-44.1%	-33.2%
Investment securities, net	27,298.6	27,317.5	28,591.0	4.7%	4.7%

Loans and financial leases:
Commercial loans	54,855.6	58,627.9	62,764.8	7.1%	14.4%
Consumer loans	27,801.3	30,464.8	33,166.4	8.9%	19.3%
Microcredit loans	341.9	348.1	351.8	1.1%	2.9%
Mortage loans	6,520.1	7,692.6	9,034.7	17.4%	38.6%
Financial leases	6,995.0	7,250.7	7,438.4	2.6%	6.3%
Allowance for loans and financiales lease losses	(3,073.0)	(3,211.8)	(3,413.7)	6.3%	11.1%
Loans and financial lease losses, net	93,440.8	101,172.3	109,342.4	8.1%	17.0%

Interest accrued on loans and financial leases	819.6	880.5	927.0	5.3%	13.1%
Allowance on Interest accrued on loans and financial leases	(84.4)	(94.3)	(96.4)	2.2%	14.2%
Interest accrued on loans and financial leases, net	735.2	786.3	830.7	5.6%	13.0%

Bankers' acceptances, spot transactions and derivatives	411.9	446.6	1,218.9	173.0%	195.9%
Accounts receivable, net	1,765.6	1,929.3	2,109.2	9.3%	19.5%
Property, plant and equipment, net	2,044.8	2,158.5	2,276.0	5.4%	11.3%
Operating leases, net	439.2	412.1	406.8	-1.3%	-7.4%
Foreclosed assets, net	109.2	121.7	134.1	10.2%	22.8%
Prepaid expenses and deferred charges	2,239.7	2,464.8	2,827.0	14.7%	26.2%
Goodwill, net	4,968.0	5,036.0	5,626.7	11.7%	13.3%
Other assets, net	1,323.9	1,932.6	1,698.3	-12.1%	28.3%
Reappraisal of assets	3,413.7	3,628.4	3,860.0	6.4%	13.1%

Total assets	154,287.4	168,778.5	177,614.7	5.2%	15.1%

Deposits:
Checking accounts	14,555.6	12,903.6	15,598.6	20.9%	7.2%
Other	1,087.9	900.9	1,459.8	62.0%	34.2%
Non-interest bearing	15,643.5	13,804.5	17,058.4	23.6%	9.0%

Checking accounts	10,328.1	11,479.8	13,192.2	14.9%	27.7%
Time deposits	32,739.2	38,813.1	41,858.6	7.8%	27.9%
Saving deposits	42,479.6	44,708.9	42,283.1	-5.4%	-0.5%
Interest bearing	85,546.9	95,001.9	97,333.8	2.5%	13.8%
Total deposits	101,190.4	108,806.4	114,392.2	5.1%	13.0%
Bankers' acceptances, spot transactions and derivatives	447.3	787.2	1,992.1	153.1%	345.3%
Interbank borrowings and overnight funds	5,123.6	6,869.4	4,589.5	-33.2%	-10.4%
Borrowings from banks and other	11,954.1	12,052.4	14,555.1	20.8%	21.8%
Accured interest payable	2,867.7	3,054.5	2,834.0	-7.2%	-1.2%
Other accounts payable	509.2	465.5	625.2	34.3%	22.8%
Bonds	11,179.7	11,458.6	12,541.0	9.4%	12.2%
Estimated liabilities	593.3	1,524.7	961.8	-36.9%	62.1%
Other liabilities	2,221.7	2,561.2	2,659.0	3.8%	19.7%
Total liabilites excl. minority interest	136,086.9	147,580.0	155,149.8	5.1%	14.0%
Minority interest	6,472.2	6,798.2	7,368.2	8.4%	13.8%
Shareholders' equity	11,728.2	14,400.3	15,096.6	4.8%	28.7%
Subscribed and paid in capital	5,804.7	8,216.8	8,527.0	3.8%	46.9%
Retained earnings	4,340.4	4,406.7	4,817.3	9.3%	11.0%
Equity surplus	1,583.2	1,776.8	1,752.3	-1.4%	10.7%
Total shareholders equity and minority interest	18,200.5	21,198.5	22,464.8	6.0%	23.4%
Total liabilities, shareholders equity and minority interest	154,287.4	168,778.5	177,614.7	5.2%	15.1%

16/17

Grupo Aval Acciones y Valores S.A. Financial Statements in Colombian Banking GAAP Consolidated Income Statement Information in Ps. Billions
	2013	2014	Change 2014 / 2013	4Q13	3Q14	4Q14	Change
							4Q 14 vs. 3Q 14	4Q 14 vs. 4Q 13
Interest income:
Interest on loans	8,606.0	9,674.8	12.4%	2,209.4	2,413.9	2,586.6	7.2%	17.1%
Interest on investment securities	1,306.9	1,328.9	1.7%	311.0	358.8	300.6	-16.2%	-3.3%
Interbank and overnight funds	190.1	196.3	3.2%	41.9	49.9	57.3	14.8%	36.8%
Financial leases	680.4	686.4	0.9%	165.6	171.8	176.6	2.8%	6.6%

Total interest income	10,783.4	11,886.5	10.2%	2,727.8	2,994.4	3,121.1	4.2%	14.4%
Interest expense:
Checking accounts	(148.0)	(169.2)	14.3%	(37.0)	(44.7)	(44.3)	-1.0%	19.6%
Time deposits	(1,383.8)	(1,633.0)	18.0%	(325.6)	(407.5)	(466.0)	14.4%	43.1%
Saving deposits	(1,093.0)	(1,284.3)	17.5%	(298.0)	(347.8)	(327.1)	-5.9%	9.8%
Total interest expense on deposits	(2,624.8)	(3,086.5)	17.6%	(660.6)	(800.0)	(837.4)	4.7%	26.8%
Borrowings from banks and others	(395.6)	(398.8)	0.8%	(99.3)	(95.0)	(106.0)	11.7%	6.8%
Interbank and overnight funds (expenses)	(160.8)	(184.9)	15.0%	(42.9)	(51.0)	(46.3)	-9.2%	7.8%
Bonds	(621.1)	(658.2)	6.0%	(151.8)	(166.6)	(178.6)	7.2%	17.6%
Interest expense	(3,802.4)	(4,328.4)	13.8%	(954.7)	(1,112.6)	(1,168.4)	5.0%	22.4%

Net interest income	6,981.0	7,558.1	8.3%	1,773.1	1,881.8	1,952.7	3.8%	10.1%

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(1,417.4)	(1,675.0)	18.2%	(368.8)	(430.4)	(523.2)	21.6%	41.9%
Recovery of charged-off assets	148.2	189.2	27.7%	36.4	52.1	51.6	-0.9%	41.9%
Provision for investment securities, foreclosed assets and other assets	(50.0)	(83.4)	66.8%	(14.1)	(21.5)	(23.3)	8.1%	65.4%
Recovery of provisions for investments securities, foreclosed assets and other assets	25.0	31.0	23.8%	6.5	8.2	8.1	-1.9%	24.1%
Total provisions, net	(1,294.2)	(1,538.2)	18.9%	(340.0)	(391.6)	(486.8)	24.3%	43.2%

Net interest income after provisions	5,686.8	6,019.9	5.9%	1,433.1	1,490.2	1,465.9	-1.6%	2.3%
Fees and other services income:
Commissions from banking services	1,546.0	1,794.0	16.0%	419.1	438.1	491.3	12.1%	17.2%
Branch network services	27.9	31.0	11.5%	7.2	8.0	8.6	7.8%	19.0%
Credit card merchant fees	414.0	459.8	11.1%	123.5	108.1	132.1	22.2%	7.0%
Checking fees	66.5	66.1	-0.7%	16.8	16.5	16.4	-0.7%	-2.7%
Warehouse services	188.5	194.4	3.1%	53.0	49.9	51.4	3.0%	-3.1%
Fiduciary activities	204.6	217.1	6.1%	51.0	54.4	53.6	-1.5%	5.2%
Pension plan management	722.2	754.1	4.4%	183.6	186.9	192.1	2.8%	4.6%
Other	190.0	220.9	16.2%	49.4	53.0	65.8	24.2%	33.3%
Total fees and other services income	3,359.6	3,737.4	11.2%	903.7	914.8	1,011.2	10.5%	11.9%
Fees and other services expenses	(545.3)	(574.7)	5.4%	(141.0)	(146.3)	(161.1)	10.1%	14.3%
Fees and other services income, net	2,814.4	3,162.8	12.4%	762.7	768.5	850.1	10.6%	11.5%

Other operating income:
Foreign exchange (losses) gains, net	344.6	1,283.9	272.6%	64.6	342.0	1,007.0	194.4%	1458.3%
Gains (losses) on derivative operations, net	(39.4)	(1,002.2)	2441.4%	8.3	(249.5)	(927.4)	271.7%	-11310.6%
Gains on sales of investments in equity securities, net	96.4	33.2	-65.5%	4.1	1.7	20.2	1085.0%	392.0%
Dividend income	326.4	298.5	-8.6%	11.8	102.8	61.1	-40.5%	416.9%
Other	148.9	182.5	22.6%	27.5	44.2	37.1	-16.2%	34.7%
Income from non-financial sector, net	440.5	329.5	-25.2%	123.4	87.0	108.8	25.1%	-11.8%
Other operating income	1,317.4	1,125.4	-14.6%	239.7	328.2	306.8	-6.5%	28.0%
Total operating income	9,818.5	10,308.0	5.0%	2,435.5	2,586.9	2,622.8	1.4%	7.7%

Operating expenses:
Salaries and employee benefits	2,178.8	2,380.8	9.3%	562.7	601.2	626.9	4.3%	11.4%
Bonus plan payments	122.2	113.1	-7.4%	29.6	21.5	28.4	31.9%	-4.0%
Termination payments	19.3	29.4	52.2%	4.2	8.8	6.7	-23.6%	61.7%
Administrative and other expenses	3,053.3	3,277.7	7.3%	834.6	782.0	922.0	17.9%	10.5%
Insurance on deposit, net	215.2	225.5	4.8%	57.8	56.2	58.1	3.2%	0.4%
Charitable and other donation expenses	6.6	11.3	69.4%	1.9	5.5	2.4	-56.9%	24.6%
Depreciation	318.9	373.8	17.2%	86.5	93.9	98.9	5.3%	14.3%
Goodwill amortization	113.7	166.7	46.6%	19.7	41.7	45.1	8.0%	129.0%
Operating expenses	6,028.1	6,578.2	9.1%	1,596.9	1,610.8	1,788.4	11.0%	12.0%
Net operating income	3,790.4	3,729.8	-1.6%	838.6	976.1	834.4	-14.5%	-0.5%

Non-operating income (expense):
Other income	453.4	547.1	20.7%	104.5	106.3	201.1	89.1%	92.5%
Other expense	(217.2)	(284.0)	30.7%	(56.4)	(40.1)	(109.2)	172.4%	93.8%
Non-operating income/(expense), net	236.1	263.1	11.4%	48.1	66.2	91.8	38.7%	90.9%
Income before income tax expense and non- controlling interest	4,026.6	3,992.9	-0.8%	886.7	1,042.3	926.3	-11.1%	4.5%
Income before income tax expense and non- controlling interest
Income tax expense	(1,414.7)	(1,449.0)	2.4%	(329.2)	(322.6)	(353.4)	9.6%	7.4%
Net Income before minority interest	2,611.9	2,543.9	-2.6%	557.5	719.6	572.8	-20.4%	2.8%
Income attributable to minority Interest	1,011.4	875.2	-13.5%	195.0	283.9	159.2	-43.9%	-18.4%
Net Income attributable to Grupo Aval shareholders	1,600.5	1,668.7	4.3%	362.4	435.7	413.7	-5.1%	14.1%

17/17

ITEM 2

4Q14 Consolidated Earnings

Results

Colombian Banking GAAP

April 2015

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Disclaimer

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Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an
issuer in Colombia of securities registered with the
National Registry of Shares and Issuers (Registro Nacional
de Valores y Emisores), and in this capacity, it is subject
to the control of the Superintendency of Finance. Grupo
Aval is a not a financial institution and is not supervised
or regulated as a financial institution in Colombia.
As an issuer of securities in Colombia, Grupo Aval is
required to comply with periodic reporting requirements and
corporate governance, however, it is not regulated as a
financial institution or as a holding company of banking
subsidiaries and, thus, is not required to comply with
capital adequacy regulations applicable to banks and other
financial institutions.
All of our banking subsidiaries, Banco de Bogot[], Banco de
Occidente, Banco Popular, Banco AV Villas, and their
respective Colombian financial subsidiaries, including
Porvenir and Corficolombiana, are subject to inspection and
surveillance as financial institutions by, the
Superintendency of Finance.

Quarterly information included herein has not been audited
and has been prepared in accordance with the regulations of
the Superintendency of Finance for financial institutions
(Resolution 3600 of 1988 and External Circular 100 of 1995)
and, on issues not addressed by these regulations,
generally accepted accounting principles prescribed by the
Superintendency of Finance for banks to operate in
Colombia, consistently applied, together with such
regulations, on the filing date, "Colombian Banking GAAP."
Details of the calculations of non-GAAP measures such as
ROAA and ROAE, among others, are explained when required in
this report.

Although we are not a financial institution, we present our
consolidated financial statements under Colombian Banking
GAAP in this quarterly report because we believe that
presentation on that basis most appropriately reflects our
activities as a holding company of a group of banks and
other financial institutions. The audited consolidated
financial statements have not been reviewed or approved by
the Superintendency of Finance; however, consolidated
financial statements for each semester, prepared on the
basis of Colombian Banking GAAP for each of our
subsidiaries are remitted to the Superintendency of Finance
for their review. The Colombian Banking GAAP consolidated
financial statements included in this annual report differ
from the consolidated financial statements published by
Grupo Aval in Colombia, which are prepared under Colombian
GAAP. Because we are not regulated as a financial
institution in Colombia, we are required to prepare our
consolidated financial statements for publication in
Colombia under Colombian GAAP for companies other than
financial institutions (Decree 2649 of 1993 and Circular
No. 100-000006 of the Superintendency of Companies
(Superintendencia de Sociedades) and former Superintendency
of Securities (Superintendencia de Valores), currently the
Superintendency of Finance) No. 011 of 2005, which differs
in certain respects from Colombian Banking GAAP. These
Colombian GAAP financial statements are presented
biannually to our shareholders for approval, are reviewed
and published by the Superintendency of Finance and are
available in Spanish to the general public on Grupo Aval's
web page. We do not file consolidated financial statements
prepared on the basis of Colombian Banking GAAP with the
Superintendency of Finance; however, because we have filed
20F annual reports with the SEC, we may from time to time
publish semi-annual or quarterly financial data for
subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant
respects from generally accepted accounting principles in
the United States, or U.S. GAAP. Our yearly audited
consolidated financial statements included in our Form 20-F
reports filed to the SEC provide a description of the
principal differences between Colombian Banking GAAP and
U.S. GAAP as they relate to our audited consolidated
financial statements and provides a reconciliation of net
income and shareholders' equity for the years and at the
dates indicated therein. Unless otherwise indicated, all
financial information of our company included in this
report is stated on a consolidated basis prepared under
Colombian Banking GAAP.

Recipients of this document are responsible for the
assessment and use of the information provided herein.
Grupo Aval shall not be responsible for any decision taken
by investors in connection with this document. The content
of this document is not intended to provide full disclosure
on Grupo Aval or its affiliates.

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Highlights

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Grupo Aval financials for 4Q14 show the following results
of our banking
operations :

[]Robust 4.6% GDP growth in Colombia during 2014, despite a
slowdown in the last
quarter of the year;

[]Positive GDP growth expectations for Central America due
to the US economic
recovery and lower oil prices;

[]Strong loan portfolio growth (16.8% YoY and 8.0% QoQ)
based on the significant
organic growth of our Colombian and Central American
operations, further boosted by
the depreciation of the Colombian Peso;

[]Stable asset quality when compared to 3Q14 with NPLs at
1.9% and with PDLs
improving from 2.7% in 3Q14 to 2.6% in 4Q14;

[]Stable and low cost funding structure with deposits
representing 78% of total funding
and checking and saving accounts representing 62% of total
deposits;

[]Slight improvement of the Loan portfolio's Net Interest
Margin to 6.9% in 4Q14 up from
6.8% in 3Q14;

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Highlights

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[]Improving efficiency ratio on a cost to income basis
(52.9% in 4Q14 from 53.7% in
4Q13), and on an operational expenses to average total
assets basis (3.8% for 4Q14
from 4.1% for 4Q13).

[]Improving tangible capital ratio to 9.8% in December 31,
2014 up from 8.9% in
December 31, 2013 mainly as a result of Grupo Aval's NYSE
debut.

[]Net income for 2014 of Ps. 1.7 trillion; average
outstanding shares increased by 12.3%
while EPS dropped by 7.5% .

Other corporate matters to report

[]Grupo Aval used most of the Ps. 2.5 trillion (USD 1.265
billion) of capital raised between
September and October 2014 to increase its ownership in
Banco de Bogot[] (Ps.
1,201.4 billion) through their rights offering and purchase
shares of Corficolombiana
from Banco de Occidente on December 17, 2014 (Ps. 769.5
billon).

[]The Colombian Peso had a strong depreciation in the
period (24.2% vs. EoP December
31, 2013 and 18.3% vs. EoP September 30, 2014) which
positively impacted the growth
of our Central American operations when translated into
Colombian Pesos. In the
following report, calculations of growth excluding the
depreciation of the Colombian
Peso use the exchange rate as of December 31, 2014 to
translate our Central American
operations for all periods.

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Macroeconomic context - Colombia

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GDP Growth (%)

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Source: DANE and Bloomberg. GDP yearly % change --
Seasonally adjusted data
at constant prices.
(P) = Provisional (Pr) = Preliminary

GDP Growth Expectations

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Unemployment (%)

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Foreign Investment

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Macroeconomic context - Colombia

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Inflation (%)

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Inflation Expectations for YE15 and YE16

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Central Bank's Monetary Policy

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Macroeconomic context - Colombia

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Colombian Peso vs WTI US$/barrel

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COP vs Emerging markets' currencies

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Facts about the impact of oil prices on Colombia's economy

Oil represents 55.2% of Colombia's total exports.

Mining and Energy sectors represent 21.8% of the
Government's fiscal revenues or 3.7% of GDP, according to
the
2014 Fiscal Framework

Foreign direct investment associated with the Oil and Gas
industry has amounted to 35% of the total FDI over the
past eight years

Macroeconomic context -- Central America

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Real GDP CAGR '13-'16E (%)

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Real GDP growth evolution (%)

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Oil and gas imports / Total imports (%)

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Assets

Figures in Ps. Trillions

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Total Assets

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Assets Breakdown

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(1) Foreign operations reflect Central American
operations.

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Loans

Figures in Ps. Trillions

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Gross loans

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Gross loans Breakdown

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Loan portfolio quality

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(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60
days past due and
commercial loans more than 90 days past due. 11

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Loan portfolio quality -- GRUPO AVAL

Loans

Portfolio Composition

                  4Q14
Commercial        55.7%
Consumer          29.4%
Financial Leases   6.6%
Mortgages         8.0%
Microcredit       0.3%
                 ------
Total Loans      100.0%
                 ------

    Past Due Loans (1)
========================
4Q13 3Q14  4Q14
1.3% 1.7%  1.7%
4.2% 4.1%  4.0%
2.4% 4.0%  3.2%
3.5% 2.9%  2.9%
9.5% 10.0% 10.7%
---- ----- -------------
2.4% 2.7%  2.6%
---- ----- -------------

 Non-performing Loans (2)
===========================
4Q13 3Q14  4Q14
1.0% 1.2%  1.2%
2.9% 2.9%  2.8%
1.6% 2.0%  2.1%
3.2% 2.6%  2.6%
9.4% 10.0% 10.6%
---- ----- ----------------
1.8% 1.9%  1.9%
---- ----- ----------------

Asset Quality Evolution
-----------------------
         Ps. billions
         Initial PDLs
         New PDLs
         Charge-offs
-----------------------
         Final PDLs
-----------------------

 1Q13    2Q13    3Q13
1,828.3 2,141.0 2,069.2
 510.5   160.9   351.3
-197.8  -232.7  -247.5
------- ------- -------
2,141.0 2,069.2 2,173.0
------- ------- -------

 4Q13    1Q14    2Q14
2,173.0 2,305.0 2,717.6
 384.1   646.4   257.6
-252.1  -233.7  -359.1
------- ------- -------
2,305.0 2,717.6 2,616.0
------- ------- -------

 3Q14    4Q14
2,616.0 2,794.1
 517.3   493.6
-339.3  -372.7
------- -------
2,794.1 2,914.9
------- -------

(1) Past Due Loans + 30 days / Total Loans.
(2) NPL defined as microcredit loans more than 30 days past
due, consumer, mortgage and financial leases more than 60
days past due and commercial
loans more than 90 days past due. 12

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Funding

Figures in Ps. Trillions

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[GRAPHIC OMITTED]

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Capital

Figures in Ps. Trillions

[GRAPHIC OMITTED]

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Consolidated Capital Adequacy of our Banks (%)

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                             4Q13 3Q14 4Q14
Primary capital (Tier 1)      7.5  7.6  8.0
Solvency Ratio               11.2 11.1 11.5
Tangible Capital Ratio (2)
                             9.7   9.2 10.0

4Q13 3Q14 4Q14 4Q13
 9.1  9.1  8.9  9.5
12.9 12.7 11.8 10.8
12.9 12.5 12.3 14.9

3Q14 4Q14
10.9 10.5
12.3 12.2
15.1 15.8

4Q13 3Q14 4Q14
10.7 11.2 11.6
11.8 12.3 12.6
12.1 11.8 11.7

(1) Includes Ps. 2.4 trillion of capital raised in Dec,
2013 and January, 2014 through a common share rights
offering and Ps. 2.5 trillion of capital raised
between Sep, 2014 and Oct, 2014 through a preferred share
offering in the NY Stock Exchange. (2) Tangible Capital
Ratio is calculated as Shareholders
Equity plus Minority Interest minus Goodwill divided by
Total Assets minus Goodwill.

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NIM -- Net Interest Margin

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Net interest income (trillions)

4Q14/ 4Q14/
4Q13 3Q14 4Q14
4Q13 3Q14

1.77 1.88 1.95 10.1% 3.8%

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(1) Loans Interest Margin: Net Interest Income on Loans to
Average loans and financial leases.
(2) Net Investment Margin: Net Interest income on Fixed
Income securities and on Interbank and Overnight funds to
Average Fixed Income securities
and Interbank and overnight funds.
(3) Net Interest Margin: Net interest income divided by
total average interest -earning assets.

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Net Fees and other operating income

Figures in Ps. Billions

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Efficiency and non operating income, net

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Profitability

Figures in Ps. Billions

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Net income

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(1) ROAA for each quarter is calculated as annualized Net
Income before Minority Interest divided by average of total
assets.(2) ROAE for each quarter
is calculated as annualized Net Income attributable for
Aval's shareholders divided by average attributable
shareholders' equity. (3) Calculated
excluding Ps. 2,114.5 billions in capital raised in Dec,
2013. 18

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Profitability

Figures in Ps. Billions

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Net income

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              2013 2014
ROAA(1)     1.9%  1.6%
ROAE(2)(3) 17.3% 13.0%
EPS             86    80

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(1) ROAA is calculated as annualized Net Income before
Minority Interest divided by average of total assets. (2)
ROAE is calculated as annualized Net Income attributable
for Aval's shareholders divided by average attributable
shareholders' equity. (3) Calculated excluding Ps 2,114.5
billions in capital raised in Dec, 2013. 19

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel